UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

XENOPORT, INC.

(Name of Subject Company)

XENOPORT, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Common Stock – 98411C100

(CUSIP Number of Class of Securities)

Thomas P. McCracken

General Counsel

XenoPort, Inc.

2000 Seaport Boulevard, Suite 300

Redwood City, California 94063

(408) 616-7200

With copies to:

Keith A. Flaum

Weil, Gotshal & Manges LLP

201 Redwood Shores Parkway

Redwood Shores, California 94065

(650) 802-3000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is XenoPort, Inc., a Delaware corporation. The address of the Company’s principal executive office is 2000 Seaport Boulevard, Suite 300, Redwood City, California 94063. The telephone number of the Company’s principal executive office is (408) 616-7200. Unless the context suggests otherwise, references in this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) to “XenoPort,” the “Company,” “we,” “us,” and “our” refer to XenoPort, Inc.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value of $0.001 per share (the “Common Stock” or the “Shares”). As of June 3, 2016, there were 63,859,099 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in Item 1.

Tender Offer and Merger

This Schedule 14D-9 relates to the tender offer (the “Offer”) by AP Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”), and a wholly owned subsidiary of Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”), to purchase all of the issued and outstanding Shares at a purchase price of $7.03, without interest (the “Offer Price”), net to the seller in cash, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of June 6, 2016 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer is described in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by Parent, Acquisition Sub and Arbor Pharmaceuticals, Inc., a Delaware corporation (“Arbor”), with the Securities and Exchange Commission (the “SEC”) on June 6, 2016. Acquisition Sub and Parent are controlled by Arbor. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 21, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Acquisition Sub. The Merger Agreement provides that, among other things, subject to the satisfaction of the conditions to the Offer, following completion of the Offer, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Acquisition Sub will be merged with and into the Company (the “Merger”), with the Company surviving as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by the Company’s stockholders will be required to consummate the Merger.

Pursuant to the terms of the Merger Agreement, subject to the satisfaction or waiver of the Offer Conditions (as defined in the Merger Agreement), after the expiration of the Offer, Acquisition Sub is required to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer as soon as practicable after Acquisition Sub is permitted to do so under applicable law (the “Acceptance Time”), and is thereafter required to consummate the Merger as soon as practicable. Accordingly, the Company does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), all remaining outstanding Shares not tendered in the Offer (other than Shares owned by Parent, Acquisition Sub (or any other wholly owned subsidiary of Parent) or the Company (or held in the Company’s treasury), or by stockholders of the Company who have properly demanded appraisal in accordance with the DGCL (and who do not fail to perfect or otherwise effectively withdraw their demand or waive or lose the right to appraisal)) will be converted into the right to receive an amount equal to the Offer Price, less any applicable taxes required to be withheld.

Acquisition Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on June 6, 2016. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at 11:59 p.m., New York City time, on July 1, 2016, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer.

The foregoing summary of the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement (collectively, the “Transactions”) is qualified in its entirety by the description contained in the Offer to Purchase, the Letter of Transmittal and the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Arbor, Parent and Acquisition Sub are located at Six Concourse Parkway, Suite 1800, Atlanta, Georgia 30328.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between: (i) the Company or its affiliates, on the one hand, and Arbor, Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand; or (ii) the Company or its affiliates, on the one hand, and the Company’s executive officers, directors or affiliates, on the other hand.

Arrangements between the Company and Parent

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The Merger Agreement governs the contractual rights among the Company, Parent and Acquisition Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in its reports filed with the SEC. In particular, the Merger Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to any party to the Merger Agreement. The Merger Agreement includes representations, warranties and covenants of the Company, Parent and Acquisition Sub made solely for the benefit of the parties to the Merger Agreement. The assertions embodied in those representations and warranties were made solely for purposes of the contract among the Company, Parent and Acquisition Sub and may be subject to important qualifications and limitations agreed to by the Company, Parent and Acquisition Sub in connection with the negotiated terms. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to the Company’s SEC filings or may have been used for purposes of allocating risk among the Company, Parent and Acquisition Sub rather than establishing matters as facts. Investors should not rely on the representations, warranties or covenants or any description thereof as characterizations of the actual state of facts of the Company, Parent or Acquisition Sub or any of their respective subsidiaries or affiliates.

The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

On April 1, 2016, the Company and Parent entered into a Mutual Confidentiality Agreement (the “Confidentiality Agreement”), pursuant to which, subject to certain limitations, each of the Company and Parent has agreed to, and to cause its subsidiaries, affiliates, officers, directors, employees, agents and representatives to, keep confidential certain non-public information about the other party and not to use such non-public information, except for the specific purpose of considering, evaluating and negotiating a possible negotiated transaction between the Company and Parent. The Confidentiality Agreement also includes an 18-month standstill provision that terminates with respect to Parent or the Company if the other party enters into an agreement contemplating the acquisition of more than 50% of its outstanding securities. The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates

Certain of the Company’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally, which may create potential conflicts of interest. The Board of Directors of the Company (the “Board”) was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and related transactions.

Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards

Certain directors and executive officers of the Company hold outstanding Shares, Company stock options and Company restricted stock units.

Shares

The Company’s executive officers and directors who tender the Shares they own pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders who tender their Shares into the Offer. If the Merger is consummated, any Shares owned by a director or executive officer that were not tendered into the Offer will be converted into the right to receive the same Offer Price per Share on the same terms and conditions as the other Company stockholders whose Shares are exchanged in the Merger.

Consideration for Shares

The approximate value of the cash payments that each director and executive officer of the Company would receive in exchange for his or her Shares in the Offer if they were to tender their Shares is set forth in the table below. The amounts set forth in the table below are based on the number of Shares held by the Company’s directors and executive officers as of June 3, 2016 and are calculated before any taxes that may be due on such amounts paid.

Name	Number of Shares (excluding Equity Awards)	Transaction Consideration for Shares
Executive Officers and Directors
Vincent J. Angotti, Director and Chief Executive Officer	567,491	$3,989,462
William G. Harris, Senior VP of Finance and Chief Financial Officer	159,083	$1,118,353
Gregory T. Bates, Senior VP of Regulatory Affairs and Quality	45,097	$317,032
Richard K. Kim, Senior VP of Clinical Development and Medical Affairs and Chief Medical Officer	35,437	$249,122
John G. Freund, Director	558,044	$3,923,049
Dennis M. Fenton, Director	24,300	$170,829
Catherine J. Friedman, Director	24,900	$175,047
Jeryl L. Hilleman, Director	25,342	$178,154
William J. Rieflin Director	312,845	$2,199,300
Wendell Wierenga, Director	38,998	$274,156
All of our current directors and executive officers as a group (10 persons)	1,791,537	$12,594,504

Equity-Based Incentive Awards

The Company has granted to its directors and executive officers options to purchase Shares from the Company (each, a “Company Stock Option”) pursuant to the Company’s 1999 Stock Plan, 2005 Equity Incentive Plan, 2005 Non-Employee Directors’ Stock Option Plan, 2010 Inducement Award Plan, as amended, and 2014 Equity Incentive Plan (collectively, the “Company Equity Plans”), as applicable, and has issued restricted stock units (each, a “Company RSU”) to its directors and executive officers pursuant to the Company Equity Plans.

Stock Options

Pursuant to, and as further described in, the Merger Agreement, each Company Stock Option that is outstanding and unexercised as of immediately prior to the Acceptance Time will fully vest and will be cancelled, and the holder thereof will be entitled to receive, in respect of each Share subject to such Company Stock Option, an amount (subject to any applicable withholding tax) in cash equal to the Offer Price minus the exercise price per Share subject to such Company Stock Option. However, if the exercise price per Share for such Company Stock Option is equal to or exceeds the Offer Price, then such Company Stock Option will be cancelled without any cash or other consideration being paid or provided in respect thereof.

Each holder of a Company Stock Option cancelled as provided in the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the cash consideration described above, as applicable.

The table set forth below provides information regarding the Company Stock Options held by the Company’s directors, executive officers and named executive officers as of June 3, 2016.

Name	Number of Stock Options	Value of Stock Options
Vincent J. Angotti, Director and Chief Executive Officer	498,540	$666,982
William G. Harris, Senior VP of Finance and Chief Financial Officer	156,000	$236,600
Gregory T. Bates, Senior VP of Regulatory Affairs and Quality	136,834	$180,043
Richard K. Kim, Senior VP of Clinical Development and Medical Affairs and Chief Medical Officer	216,000	$300,800
Ronald W. Barrett, Former Chief Executive Officer	325,000	$364,250
John G. Freund, Director	75,000	$117,600
Dennis M. Fenton, Director	75,000	$117,600

Name	Number of Stock Options	Value of Stock Options
Catherine J. Friedman, Director	75,000	$117,600
Jeryl L. Hilleman, Director	75,000	$117,600
William J. Rieflin Director	100,000	$119,850
Wendell Wierenga, Director	75,000	$117,600
All of our directors, executive officers and named executive officers as a group (11 persons)	1,807,374	$2,456,525

Restricted Stock Units

Pursuant to, and as further described in, the Merger Agreement, each Company RSU that is outstanding as of immediately prior to the Acceptance Time will fully vest and will be cancelled, and the holder thereof will be entitled to receive, in respect of each Share subject to such Company RSU, an amount (subject to any applicable withholding tax) in cash equal to the Offer Price.

Each holder of a Company RSU cancelled as provided in the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the cash consideration described above, as applicable.

The table set forth below provides information regarding the Company RSUs held by the Company’s directors, executive officers and named executive officers as of June 3, 2016:

Name	Number of RSUs Held	Value of RSUs
Vincent J. Angotti, Director and Chief Executive Officer	748,797	$5,264,043
William G. Harris, Senior VP of Finance and Chief Financial Officer	61,000	$428,830
Gregory T. Bates, Senior VP of Regulatory Affairs and Quality	47,625	$334,804
Richard K. Kim, Senior VP of Clinical Development and Medical Affairs and Chief Medical Officer	66,000	$463,980
Ronald W. Barrett, Former Chief Executive Officer	55,000	$386,650
John G. Freund, Director	5,000	$35,150
Dennis M. Fenton, Director	5,000	$35,150
Catherine J. Friedman, Director	5,000	$35,150
Jeryl L. Hilleman, Director	5,000	$35,150
William J. Rieflin Director	5,000	$35,150
Wendell Wierenga, Director	5,000	$35,150
All of our directors, executive officers and named executive officers as a group (11 persons)	1,008,422	$7,089,207

Existing Employment Arrangements

The Company has entered into severance rights agreements with each of its executive officers that provide for the following severance payments and benefits upon a termination of employment by the Company without cause or a resignation by the executive officer for good reason, in each case, occurring within three months prior to a change of control or within 18 months following a change of control:

•	continued payment of base salary for 24 months for Mr. Angotti and 18 months for other officers;

•	an amount equal to 200% of target bonus payable over 24 months for Mr. Angotti and 150% of target bonus payable over 18 months for other officers;

•	a prorated target bonus for the year of termination, payable in a lump sum;

•	Company-paid COBRA premiums for up to 24 months for Mr. Angotti and up to 18 months for other officers; and

•	full acceleration of service-based vesting requirements under equity awards.

The provision of the foregoing payments and benefits are subject to the executive officer’s execution of a general release of claims and the executive officer’s continued compliance with his obligations under the Company’s standard form restrictive covenant agreement, which includes perpetual confidentiality and intellectual property-related covenants and a 12-month post-termination non-solicitation covenant.

The severance rights agreements further provide that any “parachute payments” subject to the excise tax imposed by Section 4999 of the Code will be reduced to the maximum amount that does not trigger such excise tax unless the officer would be better off (on an after-tax basis) receiving all payments and benefits due and paying all applicable income and excise taxes.

Compensation Arrangements Entered into in Connection With the Transactions

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Continuing Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that each employee of the Company who continues employment with Parent or the Surviving Corporation after the Effective Time (a “Continuing Employee”) will: (i) be entitled to receive base pay, bonus and commission targets, severance and other benefits substantially similar to those in place with respect to similarly situated employees of Parent; and (ii) be eligible to participate in Parent’s employee benefit plans (including any profit sharing plans, bonus plans, severance plans and health and welfare benefit plans) to the same extent as similarly situated employees of Parent. Nothing contained in the Merger Agreement will be construed as requiring Parent or the Surviving Corporation to continue any specific employee benefit plans or to continue the employment of any specific person.

Pursuant to the Merger Agreement, Parent has also agreed that, as of the Effective Time, each Continuing Employee will receive full credit (for all purposes, including eligibility to participate, vesting, benefit accrual, vacation entitlement and severance benefits) for service with the Company (or predecessor employers to the extent the Company provides such past service credit) under the comparable employee benefit plans, programs and policies of Parent or the Surviving Corporation, as applicable and to the extent allowed under such plan, program or policy, in which such employees became participants. However, the Continuing Employees will not receive credit for benefit accrual under any defined benefit pension plan or to the extent that its application would result in a duplication of benefits.

In addition, Parent has also agreed that, as of the Effective Time, it will credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Company benefit plan as of the Effective Time. With respect to each health or welfare benefit plan maintained by Parent or the Surviving Corporation for the benefit of Continuing Employees, Parent will, to the extent allowed under such plan: (i) waive any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under such plan; and (ii) cause each Continuing Employee to be given credit under such plan for all amounts paid by such Continuing Employee under any similar Company benefit plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent or the Surviving Corporation, as applicable, for the plan year in which the Effective Time occurs.

Pursuant to the Merger Agreement, Parent has also agreed to cause the Surviving Corporation to assume and honor in accordance with their terms all deferred compensation plans, agreements and arrangements, severance and separation pay plans, agreements and arrangements, and all written employment, severance, retention, incentive, change in control and termination agreements (including any change in control provisions therein) applicable to employees of the Company.

If Parent so requests, the Company will terminate any and all benefit plans of the Company intended to qualify under Section 401(k) of the Code, effective not later than the business day immediately preceding the Acceptance Time.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions that is payable or may become payable to each of the Company’s named executive officers. The amounts shown in the table below are estimates only and based on many assumptions regarding events that may or may not actually occur. As a result, the actual amounts that may be paid to a named executive officer in connection with the Transactions may differ materially from the amounts set forth in the table below. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates.”

The table below assumes that: (i) the Effective Time will occur on July 1, 2016; (ii) the employment of each named executive officer will be terminated on such date in a manner entitling the named executive officer to receive severance payments and benefits under the terms of the named executive officer’s employment arrangement; (iii) the named executive officer’s base salary rates remain unchanged; (iv) no named executive officer receives any additional equity grants or exercises any Company Stock Option on or prior to the Effective Time; and (v) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits. The amounts shown in the table below reflect only the payments that the named executive officers would receive in connection with the Transactions, and do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest in accordance with to their terms, absent the Transactions. The individuals named below represent the named executive officers identified in the Company’s 2016 Definitive Proxy Statement, as filed with the SEC on April 4, 2016, other than Gianna Bosko (who resigned from the Company in February 2015), as she will not be entitled to receive any compensation relating to the Transactions.

Golden Parachute Compensation(1)

Name	Cash (2)	Equity (3)	Perquisites/ Benefits (4)	Tax Reimbursement (5)	Total
Vincent J. Angotti	$2,015,082	$5,678,893	$62,904	—	$7,756,879
William G. Harris	$927,447	$542,003	$49,635	—	$1,519,085
Gregory T. Bates, D.V.M.	$844,058	$427,758	$47,178	—	$1,318,994
Richard K. Kim, M.D.	$950,702	$616,397	$45,493	—	$1,612,592
Ronald W. Barret Ph.D.	—	$441,901	—	—	$441,901

(1)	The conditions under which each of these payments and benefits are to be provided are described in further detail under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates — Compensation Arrangements Entered Into in Connection With the Transactions” and “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between the Company and its Executive Officers, Directors and Affiliates — Existing Employment Arrangements” set forth above.

(2)	Represents the “double trigger” cash severance payments payable to each named executive officer upon a qualifying termination occurring within three months prior to a change of control or within 18 months following a change of control, which include the following components:

Name	Salary Continuation (a)	Multiple of Target Bonus (b)	Pro Rata Target Bonus	Total
Vincent J. Angotti	$1,120,000	$728,000	$181,005	$2,015,082
William G. Harris	$605,144	$242,058	$80,245	$927,447
Gregory T. Bates, D.V.M.	$550,734	$220,294	$73,030	$844,058
Richard K. Kim, M.D.	$620,318	$248,127	$82,257	$950,702

(a)	24 months of base salary for Mr. Angotti; 18 months of base salary for other officers.
(b)	200% of target bonus for Mr. Angotti; 150% of target bonus for other officers.

(3)	Represents the aggregate value of the “single trigger” consideration to be paid to each named executive officer in respect of unvested equity awards pursuant to the terms of the Merger Agreement. For the number of unvested Company Stock Options and Company RSUs held by each named executive officer and for more information on the treatment of such awards under the Merger Agreement, please see the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates—Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards.”

(4)	Represents the value of the double-trigger Company-paid COBRA premiums for 24 months for Mr. Angotti and for 18 months for other named executive officers, upon a qualifying termination occurring within three months prior to a change of control or within 18 months following a change of control.

(5)	None of the named executive officers’ arrangements provide for any “golden parachute” excise tax gross-ups or other tax gross-ups.

Indemnification and Insurance

Pursuant to the terms of the Merger Agreement, the Company’s directors and executive officers will be entitled to certain indemnification rights and coverage under directors’ and officers’ liability insurance policies for a period of time following the Effective Time.

The Merger Agreement provides that from and after the Acceptance Time, Parent will cause the Company and the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to: (i) each written indemnification agreement in effect on the date of the Merger Agreement between the Company and any person who is or was an officer or director of the Company (each such person, an “Indemnified Party”) at or at any time prior to the Acceptance Time; and (ii) any indemnification, exculpation from liability or advancement of expenses provision set forth in the Company’s organizational documents as in effect on the date of the Merger Agreement. The organizational documents of the Surviving Corporation will contain the provisions with respect to indemnification, exculpation from liability and advancement of expenses currently set forth in the Company’s organizational documents, and from and after the Acceptance Time through the sixth anniversary of the Effective Time, such provisions will not be amended, repealed or otherwise modified in any manner that could adversely affect the rights thereunder of any Indemnified Party.

The Merger Agreement further provides that, from the Acceptance Time through the sixth anniversary of the Effective Time, Parent will cause to be maintained in effect, for the benefit of the Indemnified Parties, the current level and scope of directors’ and officers’ liability insurance coverage as set forth in the Company’s current directors’ and officers’ liability insurance policies in effect as of the date of the Merger Agreement. However: (i) in no event will Parent be required to expend in any one year an amount in excess of 300% of the annual premium payable by the Company as of the date of the Merger Agreement with respect to such current policy (if the annual premiums payable for such insurance coverage exceed such amount, Parent will be obligated to obtain a policy with the greatest coverage available for an annual premium equal to such amount); and (ii) in lieu of the foregoing, the Company may obtain a prepaid “tail” policy (the “Tail Policy”) prior to the Acceptance Time, which policy provides the Indemnified Parties with directors’ and officers’ liability insurance for a period ending no earlier than the sixth anniversary of the Effective Time. Parent will cause any such Tail Policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

Pursuant to the terms of the Merger Agreement, if the Company or the Surviving Corporation or any of their respective successors or assigns: (i) consolidates with or merges into any other entity and it is not the surviving entity of such consolidation or merger; or (ii) transfers all or substantially all of its properties and assets to any entity or person, then, and in each such case, Parent will ensure that the successors and assigns of the Company or the Surviving Corporation, or at Parent’s option, Parent, will assume the obligations described above and in the Merger Agreement.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the Acceptance Time, the compensation committee of the Board will cause each Company material employee benefit plan and Company employment agreement pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the compensation committee of the Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Section 16 Matters

Prior to the Acceptance Time, the Board is required to take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition of Shares in the Offer and the deemed disposition and cancellation of Shares and, as applicable, any Company Stock Options, Company RSUs and Shares purchased pursuant to the exercise of outstanding purchase rights under the Company’s 2015 Employee Stock Purchase Plan in the Merger by applicable individuals.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on May 21, 2016, after careful consideration, the Board, among other things, unanimously: (i) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company’s stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by the Company; (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that the stockholders of the Company tender their Shares pursuant to the Offer; and (v) elected to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL.

The Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Acquisition Sub pursuant to the Offer.

A copy of the joint press release issued by Parent and the Company, dated May 23, 2016, announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(1)(E) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer

In the ordinary course, the Board and the Company’s management team review and discuss the Company’s long-term business plan and regularly assess the Company’s performance, strategies, risks and opportunities. As part of these ongoing efforts, the Board and the Company’s management team have periodically considered strategic alternatives to enhance value to the Company’s stockholders. In particular, the Board and the Company’s management team have considered a number of potential partnering and licensing relationships and other strategic transactions, including at times exploring a potential sale of the Company to enhance value to the Company’s stockholders.

Beginning in mid-2014, the Company had discussions with a number of parties regarding a potential strategic transaction. The Company engaged Weil, Gotshal & Manges LLP (“Weil”) to act as its legal advisor in connection with those discussions. In November 2014, the Company entered into negotiations with one of those parties, including exchanging drafts of a merger agreement. In connection with those negotiations, Weil advised the Board from time to time with respect to its fiduciary duties under applicable law in the context of strategic transactions, including in the context of a possible sale of the Company. In early December 2014, the counterparty terminated those discussions and informed the Company that it was no longer interested in pursuing a transaction with the Company. Following the termination of those discussions, the Company continued to pursue its long-term business plan.

Between December 2014 and September 2015, the Company and its representatives were approached by representatives of other companies, including representatives from Party A and Party C (as defined below), from time to time regarding potential partnering and licensing relationships and other strategic transactions. The Company engaged in discussions with those parties regarding potential transactions, but, except as described below, none of those discussions advanced beyond a preliminary stage.

On September 15, 2015, the Company reported Phase 2 clinical trial results of XP23829, a fumaric acid ester product candidate, in patients with moderate-to-severe chronic plaque-type psoriasis. After those results were announced, the closing price per share of the Common Stock on that day was $4.84, compared to a closing price of $6.73 per share on the prior trading day.

On September 22, 2015, Vincent J. Angotti, the Company’s then-current Chief Operating Officer, and Dr. Ronald W. Barrett, the Company’s then-current Chief Executive Officer, met with a representative of Centerview Partners LLC (“Centerview”) to discuss the possibility of having Centerview advise the Company on potential strategic alternatives.

On September 29, 2015, the Board held a regularly scheduled meeting in which members of the Company’s management team, as well as representatives of Centerview, participated. At that meeting, Dr. Barrett led the Board in a discussion regarding the Company’s business plan and challenges facing the Company. Representatives of Centerview then joined the meeting and reviewed with the Board, among other things, Centerview’s assessment of the Company’s situation and discussed with the Board potential paths forward to maximize value for the Company’s stockholders, including partnering with a third party to develop the Company’s development stage assets, including XP23829, and exploring a potential sale of the Company. Following Centerview’s presentation to the Board, the Board authorized the Company’s management team to engage Centerview to act as its financial advisor in connection with its consideration of potential strategic transactions.

On October 1, 2015, the Company announced that it would be pursuing a strategic shift to focus on the commercialization of HORIZANT® and that it was discontinuing internal development of XP23829 and seeking to partner with a third party for the further development of XP23829 and other development stage assets. In connection with this strategic shift, the Company also announced that Dr. Barrett had retired as Chief Executive Officer and as a director of the Company and that Mr. Angotti was named Chief Executive Officer and had joined the Board. On October 2, 2015, the closing price per share of the Common Stock was $4.32, compared to a closing price of $3.48 per share on the prior trading day.

Between October 1, 2015 and November 10, 2015, upon the authorization of the Board, representatives of the Company had discussions with 33 companies regarding a possible partnership or licensing opportunity with respect to the Company’s development stage assets. During that same period, representatives of the Company and Centerview had discussions with 14 parties, including Party A (as defined below), regarding a potential strategic transaction with the Company.

In early November 2015, the Company engaged Weil to act as its legal advisor in connection with the Company’s consideration of potential strategic transactions.

On November 10, 2015, the Board held a regularly scheduled meeting in which members of the Company’s management team, as well as representatives of Centerview and Weil, participated. At that meeting, Mr. Angotti updated the Board on the status of the discussions with parties that had expressed preliminary interest in a potential strategic transaction with the Company. Representatives of Centerview provided an overview of selected strategic parties with preliminary interest in the Company as well as potential sale process timing factors and possible next steps. The Board determined that Centerview should respond to communications from interested parties regarding potential proposals for strategic transactions with the Company and assist the Company’s management team in facilitating those discussions. The Board also formed a transaction sub-committee to facilitate negotiations with parties interested in pursuing a potential strategic transaction with the Company and to receive input from the Board relating to those discussions.

From November 2015 to May 2016, the Company and Centerview had discussions with over 30 parties regarding a potential strategic transaction with the Company. Eight of those parties expressed interest in a potential strategic transaction with the Company and seven of those parties entered into confidentiality agreements with the Company and attended management presentations given by the Company. However, except as described below, none of these parties chose to advance these discussions beyond a preliminary stage.

The transaction sub-committee of the Board met approximately 20 times between November 10, 2015 and May 20, 2016 to receive updates from the Company’s management team on the discussions taking place with various counterparties regarding potential strategic transactions and to provide strategic advice to the Company’s management team as those discussions progressed.

On November 13, 2015, Mr. Angotti met with a representative of a publicly-traded pharmaceutical company (“Party A”) to discuss a potential transaction. Following that meeting, the Company and Party A entered into a confidentiality agreement.

On November 16, 2015, a representative of a healthcare-focused investment fund (“Party B”) contacted Mr. Angotti to congratulate him on his recent promotion to the role of Chief Executive Officer of the Company and expressed interest in meeting with Mr. Angotti at the upcoming J.P. Morgan Healthcare Conference in January 2016. Later that week, Mr. Angotti scheduled a meeting with representatives of Party B during the J.P. Morgan Healthcare Conference.

On December 8, 2015, representatives of Party A attended a management presentation given by representatives of the Company. Over the next three weeks, representatives of the Company and representatives of Party A had follow-up conversations in connection with a potential strategic transaction.

On December 29, 2015, the Company received a non-binding proposal from Party A to acquire the Company for a price per share in the range of $7.25 to $7.50, which would be payable in shares of Party A’s common stock. The proposal was subject to a number of conditions, including completion of due diligence, negotiation of definitive documents and approval of Party A’s board of directors.

On January 8, 2016, the Board held a special meeting in which members of the Company’s management team, as well as representatives of Centerview and Weil, participated. At that meeting, Mr. Angotti briefed the Board on the proposal received from Party A and updated the Board on the status of the discussions with other parties that had expressed preliminary interest in a potential strategic transaction with the Company. Representatives of Centerview provided an overview of Party A as well as a preliminary financial analysis with respect to Party A’s proposal. The Board instructed the Company to proceed with its planned meetings at the upcoming J.P. Morgan Healthcare Conference and to continue its discussions with Party A.

On January 12, 2016, representatives of the Company met with representatives of Party B in San Francisco, California to discuss their respective businesses. During that meeting, representatives of Party B expressed preliminary interest in exploring a potential strategic transaction with the Company. Later that same day, Mr. Angotti contacted the Chief Executive Officer of Party A to discuss Party A’s proposal. Mr. Angotti indicated that Party A would need to increase its offer price and change the mix of consideration in Party A’s proposal to include a cash component. Party A’s Chief Executive Officer responded that he would discuss this with Party A’s board the following week.

On January 18, 2016, a representative of Party B contacted Mr. Angotti to confirm Party B’s continued interest in exploring a potential strategic transaction with the Company, including a potential transaction with respect to XP23829.

On January 19, 2016, the Company and Party B entered into a confidentiality agreement to facilitate discussions concerning a potential strategic transaction with the Company.

On January 22, 2016, various media outlets reported rumors that the Company was in the early stages of exploring a potential sale. Later that day, a representative from Party A contacted Mr. Angotti by telephone to express concern about the rumors that were reported in the media and to inform Mr. Angotti that Party A was withdrawing its proposal to acquire the Company and terminating its discussions with the Company. The representative of Party A indicated that Party A may be interested in participating in a “sale process” in the future. Later that same day, the transaction sub-committee of the Board held a telephonic meeting in which members of the Company’s management team, as well as representatives of Centerview, participated. Mr. Angotti updated the members of the transaction sub-committee on the termination of discussions with Party A. Mr. Agnotti, Dr. Freund and representatives of Centerview also updated the members of the transaction sub-committee on the status of the discussions with other parties that had expressed interest in a potential strategic transaction with the Company, including Party B. The transaction sub-committee of the Board determined that the Company’s management team should continue their ongoing discussions with parties that may be interested in pursuing a potential strategic transaction with the Company.

On January 25, 2016 and January 26, 2016, representatives of Party B had calls with Mr. Angotti, John G. Freund, M.D., Chairman of the Board, and representatives of Centerview regarding a potential strategic transaction with the Company. Party B’s representatives explained their strategic rationale for a potential transaction with the Company and indicated that Party B would like to conduct preliminary business, financial and intellectual property due diligence.

On January 26, 2016, the Board held a regularly scheduled meeting in which members of the Company’s management team, as well as representatives of Centerview and Weil, participated. At that meeting, Mr. Angotti and representatives of Centerview updated the Board on the status of the discussions with parties that had expressed interest in a potential strategic transaction with the Company, including Party A and Party B. The Board concluded that Centerview and the Company’s management team should continue their ongoing discussions with parties that may be interested in pursuing a potential strategic transaction with the Company.

On February 5, 2016, a representative of Party B called Dr. Freund to express Party B’s continued interest in exploring a potential strategic transaction with the Company. The representative of Party B also told Dr. Freund that Party B would like to meet with members of the Company’s management team to have a more detailed discussion about the Company’s business, operations and financial condition. Following that conversation, Dr. Freund contacted Mr. Angotti and representatives of Centerview to provide them with an update on Dr. Freund’s conversation with Party B.

On February 11, 2016, representatives of Party B contacted Dr. Freund and representatives of Centerview and expressed interest in engaging in further discussions with the Company.

On February 29, 2016, representatives of Party B attended a management presentation given by representatives of the Company, and attended by Centerview. During this presentation, the representatives of Party B and members of the Company’s management team discussed certain due diligence matters in connection with Party B’s evaluation of a potential strategic transaction.

On March 9, 2016, Mr. Angotti met with a representative of Party B at the Cowen Health Care Conference to further discuss a potential strategic transaction involving the Company.

On March 10, 2016, Dr. Freund met with several representatives of Party B to discuss Party B’s impressions of, and continued interest in, the Company following the meeting on February 29, 2016.

On March 17, 2016, the Company received from Party B an oral proposal to acquire the Company for $5.65 per Share in cash, with the potential for the per Share price to increase by an undisclosed amount if the Company entered into a partnering arrangement with a third party with respect to its development stage assets.

On March 24, 2016, the Board held a special meeting in which members of the Company’s management team participated. Mr. Angotti and Dr. Freund updated the Board on the recent discussions with parties that had expressed interest in a potential strategic transaction with the Company, including Party B. Following discussion, the Board determined that the proposal from Party B was not a sufficient basis to allow access to further due diligence materials and instructed the Company’s representatives to attempt to negotiate with Party B for a higher price per Share. The Board further concluded that the Company’s representatives should continue their ongoing discussions with parties that may be interested in pursuing a potential strategic transaction with the Company. The Board also approved the principal terms of a license, development and commercialization agreement with Dr. Reddy’s Laboratories, S.A. (“DRL”) with respect to XP23829.

On March 28, 2016, the Company announced that it had entered into a license, development and commercialization agreement with DRL, pursuant to which the Company granted to DRL exclusive U.S. rights for the development and commercialization of XP23829 for all indications. Later that day, a representative of Party B called Dr. Freund to request additional information and data from the Company. Dr. Freund responded that Party B should contact Mr. Angotti and representatives of Centerview to discuss these requests.

On March 29, 2016, Ed Schutter, President and Chief Executive Officer of Parent, contacted Mr. Angotti to discuss the possibility of a potential strategic transaction with the Company. That same day, representatives of Party B, Mr. Angotti and representatives of Centerview spoke via telephone. During that conversation, representatives of Party B indicated that they wanted to engage in a more in-depth due diligence process with the Company. Mr. Angotti responded that Party B’s offer was not a sufficient basis for further due diligence and that Party B would need to increase its offer in order to gain access to the information and data that it was requesting. Mr. Angotti indicated that the Company would be willing to provide Party B with certain limited information to allow Party B to improve its offer.

On March 30, 2016, Mr. Schutter contacted Mr. Angotti by telephone to reiterate his interest in exploring a potential strategic transaction with the Company and to provide a brief background on Parent and its financial position. Mr. Angotti also proposed that the management teams of Parent and the Company meet in person the following week.

On April 1, 2016, the Company and Parent entered into a confidentiality agreement to facilitate discussions concerning a potential strategic transaction with the Company.

On April 4, 2016, representatives of Party B and the Company had two calls to discuss certain due diligence matters in connection with Party B’s evaluation of a potential strategic transaction with the Company.

On April 6, 2016, Parent attended a management presentation given by representatives of the Company. Following the management presentation, representatives of the Company and Parent engaged in discussions regarding a potential acquisition of the Company by Parent or one of Parent’s affiliates.

On April 8, 2016, representatives of Party B, Centerview and the Company had a call to discuss Party B’s offer and its outstanding requests for information about the Company. During that conversation, representatives of the Company indicated that Party B’s offer was not compelling and that the Company would not provide additional information to Party B unless it increased its proposed price per Share. Later that day, the Company received an email from Party B indicating that, subject to due diligence, Party B might be interested in acquiring the Company for a valuation in the range of $6.15 per Share and indicating that Party B looked forward to meeting with the Company to obtain additional information and to providing a more precise per Share value.

On April 13, 2016, the Company received a written, non-binding proposal from Parent to acquire the Company for $6.20 per Share in cash. Parent noted its proposal was subject to further due diligence, approval of Parent’s board of directors and negotiation of definitive transaction documents. Parent’s proposal was also subject to the receipt of funding under a contemplated debt financing, which Parent indicated it was confident it would obtain.

On April 17, 2016, a representative of Party B contacted Dr. Freund by telephone to discuss the Company’s reaction to Party B’s updated proposal. Dr. Freund indicated that a representative of the Company would follow up with Party B after the Board had considered Party B’s updated proposal.

On April 18, 2016, the transaction sub-committee of the Board held a telephonic meeting in which members of the Company’s management team, as well as representatives of Centerview and Weil, participated. Mr. Angotti and representatives of Centerview updated the members of the transaction sub-committee on the status of the discussions with parties that had expressed interest in a potential strategic transaction with the Company, including Parent and Party B. The transaction sub-committee of the Board determined that the Company should continue discussions with Parent and Party B in order to enhance the value of each of their proposals.

Also on April 18, 2016, Mr. Angotti contacted Mr. Schutter to provide feedback on Parent’s proposal to acquire the Company. During that discussion, Mr. Angotti informed Mr. Schutter that Parent would need to increase its proposed price per Share in order to gain access to more detailed due diligence materials. Mr. Angotti indicated that, in the meantime, the Company would be willing to provide Parent with certain limited information to allow Parent to improve its offer.

On April 20, 2016, Mr. Schutter contacted Mr. Angotti by telephone to request certain due diligence-related data and information from the Company. The next day, Mr. Angotti delivered the requested information and data to Parent’s representatives.

On April 25, 2016, the Company received a written, non-binding proposal from Parent to acquire the Company for $6.85 per Share in cash. Parent noted its proposal was subject to further due diligence, approval of Parent’s board of directors and negotiation of definitive transaction documents. Parent’s proposal was also subject to the receipt of funding under a contemplated debt financing, which Parent indicated it was confident it would obtain. That same day, Mr. Schutter contacted Mr. Angotti to discuss the terms of Parent’s revised proposal.

Also on April 25, 2016, the transaction sub-committee of the Board held a telephonic meeting in which members of the Company’s management team, as well as representatives of Centerview, participated. Mr. Angotti and representatives of Centerview updated the members of the transaction sub-committee on the new proposal from Parent and the status of the discussions with parties that had expressed interest in a potential strategic transaction with the Company, including Party B. The transaction sub-committee instructed the Company’s management team to continue to negotiate with Parent to increase the value of its offer and, if the

Company received reasonable assurances that Parent would be able to enhance its offer, the Company could initiate a due diligence process with Parent and provide the Company’s form of merger agreement to Parent for its review and consideration. The transaction sub-committee also instructed the Company to continue to negotiate with Party B to seek a more competitive price and to contact other potentially interested parties to determine whether they had continued interest once a competitive sale process had been initiated.

On April 28, 2016, Mr. Angotti contacted Mr. Schutter to inform him that he reviewed Parent’s proposal with the transaction sub-committee of the Board on April 25, 2016 and that, while the transaction sub-committee of the Board felt that Parent was moving in the right direction, Parent would need to increase its proposed price per Share. Mr. Schutter indicated that Parent may have some very limited ability to improve its proposed price and that it could move quickly if the Company allowed it to commence additional confirmatory due diligence. Based on those assurances, Mr. Angotti indicated that the Company would provide Parent with access to a data room and would send a draft merger agreement in the coming days. Later that day, Mr. Angotti and representatives of Centerview contacted representatives of Party B to inform them that Party B’s most recent offer was not competitive. Party B’s representatives indicated that Party B could increase its offer to $6.40 per Share in cash. Mr. Angotti and representatives from Centerview responded that even at $6.40 per Share, Party B’s offer still was not competitive. Party B’s representatives indicated that Party B would not increase the up-front cash consideration in its offer, but might consider revising its proposal to include certain contingent consideration relating to XP23829. Party B’s representatives also indicated that Party B could complete its due diligence review within ten days.

Later that day, the Company received a written, non-binding proposal from Party B to acquire the Company for $6.40 per Share in cash plus the right to receive certain contingent consideration relating to potential payments from DRL with respect to XP23829 if and when earned. Party B noted its proposal was subject to further due diligence, approval of Party B’s investment committee and negotiation of definitive transaction documents. Party B also noted that its proposal was not subject to any financing condition.

Also on April 28, 2016, Weil delivered an initial draft of the Merger Agreement to Parent and Parent’s outside counsel, Alston & Bird LLP (“Alston & Bird”). That same day the Company provided Parent’s representatives and advisors with access to an electronic data room. On April 29, 2016, an initial draft of a legal and business due diligence request list was delivered by Parent to representatives of Centerview. Thereafter, the Company provided additional documents and information in the electronic data room in response to the diligence request list and subsequent requests by Parent’s representatives and advisors.

On May 2, 2016, the Board held a special meeting in which members of the Company’s management team, as well as representatives of Centerview and Weil, participated. At that meeting, Mr. Angotti and representatives of Centerview updated the Board on the status of the discussions with parties that had expressed interest in a potential strategic transaction with the Company, including Parent and Party B. In addition, the Company’s management team presented to the Board financial projections for fiscal years 2016 through 2029, and discussed with the Board the manner in which the financial projections were prepared and the material assumptions underlying the financial projections. Representatives of Centerview provided an overview of Parent and Party B and their respective acquisition proposals, and discussed its preliminary financial analyses with respect to Parent’s proposal and Party B’s proposal. Weil reminded the Board of its prior discussions regarding the fiduciary duties of the Board under applicable law relating to the consideration of a possible sale of the Company. The Board determined that the Company should continue to negotiate with Parent and Party B for a higher price per Share and should attempt to contact Party A and other strategic parties that the Company had preliminary discussions with earlier in 2016.

On May 5, 2016, Mr. Angotti contacted a representative of Party B to inform him that he reviewed Party B’s proposal with the Board and that, while the Board felt that the Party B was moving in the right direction, Party B would need to increase the cash component of its proposed price per Share. Mr. Angotti indicated that Party B would be granted access to the Company’s electronic data room and that he was hopeful that Party B would be able to support an increased price per Share after reviewing additional due diligence materials. Mr. Angotti also indicated that Party B would receive a draft merger agreement in the coming days.

Beginning on May 6, 2016, Mr. Angotti attempted to contact representatives of Party A several times, but Party A’s representatives never responded to Mr. Angotti’s messages.

On May 9, 2016, Mr. Angotti contacted a representative of a strategic party that the Company had preliminary discussions with earlier in 2016 (“Party C”) and advised the representative of Party C that if Party C had interest in a potential strategic transaction with the Company, it should submit a proposal soon. The representative of Party C advised Mr. Angotti that Party C would not be able to make a competitive proposal. Later that day, Mr. Angotti contacted a representative of another strategic party that the Company had preliminary discussions with earlier in 2016 (“Party D”) and advised the representative of Party D that if Party D had interest in a potential strategic transaction with the Company, it should submit a proposal soon. The representative of Party D advised Mr. Angotti that Party D was not in a position to continue discussions with the Company at that time.

From May 6, 2016 through May 17, 2016, representatives of Parent and Party B participated telephonically in separate due diligence sessions with the Company’s management team and advisors, including Centerview. During these sessions, members of the Company’s management team discussed Parent’s and Party B’s questions relating to business, legal, tax and financial due diligence matters.

On May 10, 2016, Parent delivered to Weil a revised draft of the Merger Agreement. Later that day, Party B’s outside counsel delivered to representatives of Centerview a draft merger agreement and a related contingent value rights agreement. Representatives of Centerview contacted representatives of Party B and indicated that, rather than reviewing Party B’s form of merger agreement, the Company would be providing a draft merger agreement for Party B to review. Later that evening, Weil delivered an initial draft of the Merger Agreement to Party B and Party B’s outside counsel.

On May 11, 2016, Weil discussed certain key terms in Parent’s initial comments to the Company’s draft of the Merger Agreement with members of the Company’s management team and representatives of Centerview, including, among other things, the size of the break-up fee being sought by Parent, the addition of a financing condition in favor of Parent and the size of the related reverse break-up fee that was proposed by Parent.

On May 12, 2016, Mr. Angotti contacted Mr. Schutter and reiterated that Parent would need to increase its proposed price per Share. Mr. Angotti also expressed concern about the status of Parent’s debt financing commitments because Parent had not yet delivered a debt commitment letter to the Company. Mr. Schutter responded that Parent was preparing an updated proposal that would likely be delivered the next day and indicated he would send a signed debt commitment letter to the Company as soon as possible.

On May 13, 2016, the Company received a written, non-binding proposal from Parent to acquire the Company for $7.03 per Share in cash. Parent noted its proposal was subject to completion of due diligence and approval of Parent’s board of directors. Parent’s proposal was also subject to the receipt of funding under a contemplated debt financing, which Parent indicated it was confident it would obtain. Later that day, the Company received a copy of a signed debt commitment letter in favor of Parent.

Also on May 13, 2016, the transaction sub-committee of the Board held a telephonic meeting in which members of the Company’s management team, as well as representatives of Centerview, participated. Mr. Angotti and representatives of Centerview updated the members of the transaction sub-committee on the status of the discussions with parties that had expressed interest in a potential strategic transaction with the Company, including Parent and Party B.

On May 14, 2016, Weil sent a revised draft of the Merger Agreement to Alston & Bird, reflecting input from members of the Company’s management team.

Beginning on May 14, 2016 and continuing through May 21, 2016, at the direction of the Company and Parent, respectively, representatives of Weil and Alston & Bird and Simpson Thacher & Bartlett LLP, outside counsel to a stockholder of Parent, negotiated the terms of the Merger Agreement and Parent’s debt commitment letter.

On May 16, 2016, Mr. Schutter contacted Mr. Angotti to discuss certain open issues in the Merger Agreement. During that conversation, Mr. Angotti confirmed the anticipated timeline for announcing the transaction and explored whether Parent could increase its offer. Mr. Schutter reconfirmed the timeline with respect to the proposed transaction and indicated that $7.03 per Share in cash was Parent’s best and final offer.

Later that day, Mr. Angotti contacted a representative of Party B to follow up on the status of Party B’s review of the draft Merger Agreement and to explore whether Party B could increase its offer in order to stay competitive.

On May 17, 2016, the Board held a special meeting in which members of the Company’s management team, as well as representatives of Centerview and Weil, participated. At that meeting, Mr. Angotti and representatives of Centerview updated the Board on the status of the discussions with Parent, Party A, Party B, Party C and Party D, including the fact that Party B had not yet submitted comments on the Company’s draft Merger Agreement. Representatives of Centerview provided certain financial analyses with respect to Parent’s updated proposal and Party B’s proposal. Weil provided additional information to the Board about the key terms of the transaction being proposed by Parent including, among other things, deal structure, closing conditions and termination rights, financing-related provisions, including a possible reverse break-up fee if the transaction was not consummated as a result of an inability of Parent to obtain financing, and deal protections, including the ability of the Company to accept a superior proposal and the related break-up fee that would be payable in that context. The Board authorized the Company’s management team to continue discussions with both Parent and Party B.

On May 18, 2016, Party B’s outside counsel delivered to Weil a revised draft of the Merger Agreement and an updated draft of a related contingent value rights agreement, and a representative of Party B delivered to the Company’s Chief Executive Officer a revised expression of interest letter. Also on May 18, 2016, Weil and representatives of Centerview discussed with members of the Company’s management team certain changes proposed by Party B to the Company’s draft Merger Agreement and the updated draft of the contingent value rights agreement, including, among other things, modifications to the contingent consideration offered by Party B that, according to Centerview, materially reduced the value of such consideration. Later that day, a representative of Party B contacted Mr. Angotti and indicated that Party B could not increase its offer any further.

On May 18, 2016, the Board held a special meeting in which members of the Company’s management team, as well as representatives of Centerview and Weil, participated. At that meeting, Mr. Angotti and representatives of Centerview updated the Board on the status of the discussions with Parent and Party B. Representatives of Centerview provided certain financial analyses with respect to Parent’s proposal and Party B’s updated proposal, including the fact that Party B had revised its proposal with respect to the contingent consideration in a manner that materially reduced the value of such consideration. The Board directed the Company’s management team to continue its discussions with Parent.

On May 21, 2016, the Board held a meeting, in which members of the Company’s management team, as well as representatives of Centerview and Weil, participated. At the meeting, representatives of Weil reviewed with the Board the terms of the Merger Agreement. Centerview then updated the Board on the various discussions that the Company engaged in with third parties regarding potential strategic opportunities and reviewed with the Board Centerview’s financial analysis of the Offer Price, and rendered to the Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated May 21, 2016, that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. Following such presentations, the Board unanimously: (i) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company’s stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by the Company; (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that the stockholders of the Company tender their Shares pursuant to the Offer; and (v) elected to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL.

Later that morning, the Company, Parent and Acquisition Sub executed the Merger Agreement.

On May 23, 2016, prior to the opening of the markets, the Company and Parent issued a joint press release announcing that the Company had entered into the Merger Agreement.

On June 6, 2016, Parent and Acquisition Sub commenced the Offer.

Reasons for the Recommendation of the Board

The Board carefully considered the Offer and the Merger and consulted with the Company’s management and financial and legal advisors. The Board took into account numerous factors, including, but not limited to, the factors listed below. The Board, at a meeting described above on May 21, 2016, unanimously: (i) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company’s stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by the Company; (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that the stockholders of the Company tender their Shares pursuant to the Offer; and (v) elected to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL.

In connection with its determinations, the Board considered and evaluated a number of factors and benefits, including, but not limited to, the following factors and benefits, each of which the Board believed supported its unanimous determination:

•	Fair Value. The Board’s belief that the all-cash Offer Price of $7.03 per share represents fair value for the Shares, taking into account the Board’s familiarity with the business, operations, prospects, business strategy, properties, assets, liabilities and financial condition of the Company, and the relative certainty and liquidity of the consideration in cash for the Offer and the Merger, compared to the risks and uncertainty associated with the Company remaining independent and pursuing its current business and financial plans;

•	Opinion of the Board’s Financial Advisor. The financial analysis and opinion of Centerview rendered to the Board of Directors of the Company on May 21, 2016, which was subsequently confirmed by delivery of a written opinion dated May 21, 2016, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described in “Item 4. The Solicitation or Recommendation–Opinion of the Company’s Financial Advisor” below and in Annex A;

•	Offer Price. The relationship of the Offer Price of $7.03 per Share to the current trading price and the historical trading prices of the Shares, including the fact that the Offer Price represented a 60% premium over the May 20, 2016 closing Share price (the last full trading day prior to entry into the Merger Agreement) and an implied premium of approximately 55% to the average closing price per Share for the 30 days prior to and including May 20, 2016;

•	Business and Financial Condition and Prospects. The Board’s knowledge, familiarity and understanding of the business, operations, financial condition, earnings and prospects of the Company if the Company were to remain independent, and the risks associated therewith, including, but not limited to:

•	the Company’s ability to continue to grow its revenues and sales of its HORIZANT® products;

•	the Company’s ability to maintain patent coverage for its commercial products, including risks related to any future Paragraph IV challenges to HORIZANT® by a generic drug manufacturer, patent re-examinations, third-party patent challenges and the risk of generic products competing with the Company’s products earlier than anticipated;

•	the competitive nature of the Company’s industry and target markets;

•	the Company’s financial resources relative to its competitors;

•	the potential impact on its business of government healthcare reform; and

•	general uncertainty surrounding forecasted economic conditions, both in the near-term and the long-term;

•	Other Strategic Alternatives. The Board’s belief, after a thorough review of other strategic alternatives reasonably available to the Company (including continuing to operate on a stand-alone basis, the possibility of growing its business through significant acquisitions and the possibility of pursuing a transformational business combination), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent the Company’s best reasonably available prospect for maximizing stockholder value;

•	Delaware Appraisal Rights. The availability of statutory appraisal rights to the Company’s stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL should they so choose;

•	Board Process. The sale process conducted by the Board, with the assistance of Centerview, including the fact that the sale process, during which representatives of the Company contacted or were contacted by more than 30 potential counterparties, entered into non-disclosure agreements with eight potential counterparties, engaged in due diligence with and provided management presentations to seven potential counterparties and received indications of interest from three parties, which process did not result in any final proposals to acquire the Company at a price that the Board believed was higher than the Offer Price.

•	Arms’ Length Negotiations. The course of negotiations with Parent, including the fact that the Offer Price and the other terms of the Merger Agreement resulted from negotiations between management of the Company and the Company’s legal and financial advisors (with input and guidance from the Board), on the one hand, and Parent and its legal advisors, on the other hand, and the Board’s belief that the Offer Price represented the highest per share consideration that could be negotiated;

•	Business Reputation of Arbor. The business reputation, management and financial resources of Parent, including the financing commitment that Parent obtained from Deutsche Bank AG New York Branch and Deutsche Bank Securities Inc. to provide funding for the Offer and the Merger (the financing contemplated by such financing commitment, the “Debt Financing”);

•	Tender Offer. The fact that the transaction is structured as a two-step acquisition of the Company, consisting of a tender offer followed by a second-step merger, and the fact that under the DGCL, the Merger can be effected immediately following the consummation of the Offer, without a meeting or vote of the Company’s stockholders;

•	Terms of the Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The terms and conditions of the Merger Agreement, including:

•	the fact that Parent and Acquisition Sub are required to extend the Offer on one or more occasions until the end date under the Merger Agreement if, at the scheduled expiration time of the Offer, any of the Offer conditions are not satisfied or waived in order to permit the satisfaction of all Offer conditions;

•	the limited and otherwise customary conditions to the Transactions, including the commitments made by Parent and Acquisition Sub to obtain all required regulatory approvals for the Transactions, and the representations, warranties and covenants by Parent and Acquisition Sub related to obtaining the Debt Financing, which were substantial assurances that the Transactions would ultimately be consummated on a timely basis;

•	the ability of the Company to specifically enforce Parent’s and Acquisition Sub’s obligations under the Merger Agreement, including (subject to the satisfaction of the closing conditions and the funding of the Debt Financing) their obligations to consummate the Offer and the Merger;

•	the absence of a financing condition and the fact that the Merger Agreement provides that, if the Transactions are not consummated due to a failure of the Debt Financing sources to fund the Debt Financing, Parent will pay the Company a reverse termination fee of $25 million (the “Reverse Termination Fee”), without the Company having to establish any damages;

•	the fact that the end date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions; and

•	the fact that the Merger Agreement allows the Company, under certain circumstances, to consider and respond to a superior proposal for an acquisition transaction from a third party prior to the Acceptance Time, and that the Board has the right, after complying with the terms of the Merger Agreement, to change its recommendation to the Company’s stockholders and terminate the Merger Agreement in order to enter into an agreement with respect to a superior proposal in certain instances, upon payment of a termination fee of $16.5 million; and

•	Likelihood of Completion. The Board’s belief of the reasonable likelihood that the Offer and the Merger will be completed based on, among other things: (i) the conditions to the Offer and the Merger; and (ii) the fact that the completion of the Offer and the Merger are not subject to any financing condition.

The Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that, while the Offer and the Merger give the Company’s stockholders the opportunity to realize a premium over the prices at which the Shares were trading prior to the Board meeting to consider and approve the Merger Agreement, the Company’s stockholders will cease to participate in future earnings or growth of the Company and will not benefit from any appreciation in value of the combined company, including potential growth from sales of HORIZANT® and potential milestone payments under the License, Development and Commercialization Agreement with Dr. Reddy’s Laboratories, S.A. in connection with the development and commercialization of XP23829 and from Invidior in connection with the development and potential commercialization of Arbaclofen placarbil;

•	No-Shop Restrictions. The fact that the Merger Agreement restricts the Company’s ability to solicit competing proposals, subject to certain exceptions to allow the Board to exercise its fiduciary duties;

•	Termination Fee. The fact that the Merger Agreement provides for a termination fee of $16.5 million that would become payable by the Company under certain circumstances, including if the Board changes its recommendation and if the Company terminates the Merger Agreement to accept a superior proposal. The Board recognized that the provisions in the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were insisted upon by Parent as a condition to entering into the Merger Agreement. However, the Board was of the view, after discussion with its legal and financial advisors, that the amount of the termination fee and the provisions of the Merger Agreement relating to the termination fee and non-solicitation of acquisition proposals were reasonable and would not prevent the Board from exercising its fiduciary duties in light of, among other things, the benefits of the Offer and the Merger to the Company’s stockholders, and would not likely deter competing bids;

•	Closing Conditions. The fact that the completion of the Offer and the Merger requires antitrust clearance in the United States and the satisfaction of other closing conditions that are not within the Company’s control;

•	Debt Financing. The risk that the Transactions will not occur if the Debt Financing is not obtained, as Parent and Acquisition Sub do not on their own possess sufficient funds to consummate the Transactions, and that the Company’s ability to seek specific performance to cause the closing to occur is limited to circumstances where the marketing period for the Debt Financing has ended and the Debt Financing is funded, and that if the Debt Financing is not funded, the Company’s remedy is limited to the receipt of the $25 million Reverse Termination Fee;

•	Time and Expense Commitment. The fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Transactions, regardless of whether they are consummated, and if the Offer does not close, the Company will be required to pay its own expenses associated with the Merger Agreement and the Transactions;

•	Taxable Consideration. The fact that gains from the consideration to be received by the Company’s stockholders in the Offer and the Merger generally will be taxable to the Company’s stockholders for U.S. federal income tax purposes;

•	Business Disruption Resulting from the Offer. The possible disruption to the Company’s business and the possible effect on the ability of the Company to attract key personnel that may result from the announcement of the Offer and the Merger, the resulting distraction of the attention of the Company’s management and the effect on the Company’s relationships with customers, partners, consultants, licensors and others that do business with the Company;

•	Interim Restrictions on Business Pending the Completion of the Offer. The operational restrictions imposed on the conduct of the Company’s business prior to the completion of the Offer pursuant to the Merger Agreement, which could delay or prevent the Company from undertaking some business opportunities that may arise during that time;

•	Litigation Risk. The inherent risk of litigation in relation to the sale of the Company, including potential stockholder litigation in connection with the execution of the Merger Agreement and the consummation of the Offer and the Merger;

•	Risks Associated with Failure to Complete the Offer and Consummate the Merger. The risks and costs to the Company if the Offer is not completed or the Merger is not consummated, including the diversion of management and employee attention away from the day-to-day operations of the Company, employee attrition, and the potential disruptive effect on business and customer relationships; and

•	Potential Conflicts. The fact that certain of the Company’s officers and directors may have interests in the Transactions that are different from, or in addition to, those of the Company’s other stockholders.

The Board believed that, overall, the potential benefits of the Merger Agreement and the Transactions to the Company’s stockholders outweighed the uncertainties, risks and other potentially negative factors concerning the Merger Agreement, the Offer and the Merger.

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material factors, information and analyses considered by the Board in reaching its recommendation. The directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company and considered the advice of the Company’s financial and legal advisors as well as management forecasts. In light of the number and variety of factors that the Board considered, the Board did not find it practicable to quantify, rank or otherwise assign relative weights to the foregoing factors. Moreover, the Board’s determinations and recommendations were based upon the totality of the information considered. In addition, the directors may have given different weight to different factors.

Recommendation of the Board

In light of the factors described above, the Board has unanimously: (i) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company’s stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by the Company; (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that the stockholders of the Company tender their Shares pursuant to the Offer; and (v) elected to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of the Company’s current directors or executive officers have entered into any agreements or arrangements with Parent, the Company or their respective affiliates regarding continued service with Parent, the Company or their respective affiliates after the Effective Time, it is possible that Parent, the Company or their respective affiliates may enter into employment or other arrangements with the Company’s management in the future.

Opinion of the Company’s Financial Advisor

The Company retained Centerview as financial advisor to the Board in connection with the Transactions. In connection with this engagement, the Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than: (i) Shares that are held by the Company or held in the Company’s treasury, and all Shares held by Parent, Acquisition Sub or any other wholly owned subsidiary of Parent; and (ii) Shares that are owned by stockholders who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the DGCL with respect to such Shares (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company, Parent or Acquisition Sub, are collectively referred to as “Excluded Shares”) of the Offer Price proposed to be paid to such holders pursuant to the Merger Agreement. On May 21, 2016, Centerview rendered to the Board its oral opinion, which was subsequently confirmed by delivery of a written opinion, dated May 21, 2016, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated May 21, 2016, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of

Centerview’s written opinion attached as Annex A. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement, dated May 20, 2016 (the “Draft Merger Agreement”);

•	Annual Reports on Form 10-K of the Company for the years ended December 31, 2015, December 31, 2014 and December 31, 2013;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•	certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including the Forecasts (which are described in more detail below in the section entitled “Item 4. The Solicitation or Recommendation—Certain Company Forecasts”), furnished to Centerview by the Company for purposes of Centerview’s analysis, which is collectively referred to as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate. During the course of Centerview’s engagement, at the Board’s request, Centerview solicited expressions of interest from a number of potential acquirors of the Company, and Centerview considered the results of such solicitation in rendering its written opinion.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Forecasts) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of May 21, 2016, to the holders of the Shares (other than Excluded Shares) of the Offer Price to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, May 21, 2016, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’ written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of members of the Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Board in connection with Centerview’s opinion, dated May 21, 2016. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Acquisition Sub or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of the Company do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 20, 2016 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions. The implied per share equity value ranges described below were based on the Company’s fully diluted outstanding shares calculated on a treasury stock method basis (taking into account outstanding in-the-money options, warrants, RSUs and other convertible securities) based on information provided by the Company.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded companies that Centerview deemed comparable, based on its experience and professional judgment, to the Company:

•	AMAG Pharmaceuticals, Inc.

•	Amarin Corporation plc

•	Corcept Therapeutics Incorporated

•	Eagle Pharmaceuticals, Inc.

•	Orexo AB (publ)

•	Raptor Pharmaceutical Corp.

•	Retrophin, Inc.

•	Spectrum Pharmaceuticals, Inc.

•	Supernus Pharmaceuticals, Inc.

•	Vanda Pharmaceuticals Inc.

Although none of the selected companies is directly comparable to the Company, the companies listed above were chosen by Centerview, among other reasons, because they are publicly traded commercial-stage biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company.

Centerview calculated and compared financial multiples for the selected companies based on information it obtained from public filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research. With respect to each of the selected companies, Centerview calculated enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, RSUs and other convertible securities, plus the book value of debt and certain liabilities less cash and cash equivalents)) as a multiple of Wall Street research analyst consensus estimated revenues for calendar years 2016 and 2017.

The results of this analysis are summarized as follows:

Revenue Multiple
	2016E	2017E
75th Percentile	4.1x	3.4x
Median	3.8x	3.2x
25th Percentile	2.8x	2.2x

Based on the foregoing, Centerview applied a range of: (i) 2.8x to 4.1x, representing the 25th and 75th percentiles, respectively, of estimated 2016 revenue multiples derived from the selected companies, to the Company’s estimated calendar year 2016 revenue of $66 million (excluding one-time milestone payments and non-cash revenue), based on the Forecasts, which resulted in an implied per share equity value range for the Shares of approximately $3.40 to $4.75; and (ii) 2.2x to 3.4x, representing the 25th and 75th percentiles, respectively, of estimated 2017 revenue multiples derived from the selected companies, to the Company’s estimated calendar year 2017 revenue of $89 million (excluding one-time milestone payments and non-cash revenue), based on the Forecasts, which resulted in an implied per share equity value range for the Shares of approximately $3.60 to $5.15. Centerview compared these ranges to the Offer Price of $7.03 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Selected Precedent Transactions Analysis

Centerview reviewed and analyzed certain information relating to selected transactions involving commercial-stage biopharmaceutical companies that Centerview, based on its experience and judgment as a financial advisor, deemed relevant to consider in relation to the Company and the Transactions. These transactions were:

Date Announced	Target	Acquiror
12/11/15	Crealta Holdings LLC	Horizon Pharma plc
03/30/15	Hyperion Therapeutics, Inc.	Horizon Pharma plc
10/06/14	Durata Therapeutics, Inc.	Actavis plc
09/29/14	Lumara Health Inc.	AMAG Pharmaceuticals, Inc.
02/11/14	Cadence Pharmaceuticals Inc.	Mallinckrodt Plc
01/21/14	NuPathe Inc.	Teva Pharmaceutical Industries Ltd.
12/19/13	Gentium S.p.A.	Jazz Pharmaceuticals plc
11/05/13	Paladin Labs Inc.	Endo Health Solutions Inc.
07/30/13	Optimer Pharmaceuticals, Inc.	Cubist Pharmaceuticals, Inc.
04/29/13	Actient Holdings LLC	Auxilium Pharmaceuticals, Inc.
04/03/13	Obagi Medical Products Inc.	Valeant Pharmaceuticals International Inc.
04/26/12	EUSA Pharma Inc.	Jazz Pharmaceuticals plc
03/26/12	ISTA Pharmaceuticals, Inc.	Bausch & Lomb Incorporated
04/05/11	Inspire Pharmaceuticals, Inc.	Merck & Co., Inc.

No company or transaction used in this analysis is identical or directly comparable to the Company or the Transactions. The companies included in the selected transactions above were selected, among other reasons, because they have certain characteristics that, for the purposes of this analysis, may be considered similar to certain characteristics of the Company. The reasons for and the circumstances surrounding each of the selected precedent transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the Company and the companies included in the selected precedent transactions analysis. This analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading, acquisition or other values of the selected target companies and the Company.

Financial data for the precedent transactions was based on publicly available information at the time of the announcement of the relevant transactions that Centerview obtained from public filings, FactSet and Wall Street research. Using publicly available information, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value of common equity determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, RSUs and other convertible securities, plus the book value of debt and certain liabilities less cash and cash equivalents and excluding any contingent consideration) implied for each target company based on the consideration payable in the applicable selected transaction (i) as a multiple of the target company’s forward projected revenue one year following the transaction announcement and (ii) as a multiple of the target company’s forward projected revenue two years following the transaction announcement.

The results of this analysis are summarized as follows:

Transaction Value / Forward Revenue

	1 Year	2 Year
75th Percentile	7.1x	5.6x
Median	4.6x	4.1x
25th Percentile	3.8x	2.9x

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and expertise, Centerview applied an illustrative range of (i) 3.8x to 7.1x, representing the 25th and 75th percentiles, respectively, of one-year forward revenue multiples derived from the precedent transactions, to the Company’s estimated one-year forward revenue of $77 million (excluding one-time milestone payments and non-cash revenue) as of June 30, 2016, as derived from the Forecasts, which resulted in an implied per share equity value range for the Shares of approximately $5.00 to $8.90 (assuming the Company’s outstanding convertible senior notes due 2022 (the “2022 Notes”) do not convert into Shares) and (ii) 2.9x to 5.6x, representing the 25th and 75th percentiles, respectively, of two-year forward revenue multiples derived from the precedent transactions, to the Company’s estimated two-year forward revenue of $102 million (excluding one-time milestone payments and non-cash revenue) as of June 30, 2016, as derived from the Forecasts, which resulted in an implied per share equity value range for the Shares of approximately $5.05 to $9.15 (assuming the 2022 Notes do not convert into Shares). Centerview compared these ranges to the Offer Price of $7.03 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on the Forecasts. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. The Forecasts provide two cases: (i) assuming a 0% probability of success of the XP 23829 product (the “0% XP23829 PoS Case”); and (ii) assuming a 100% probability of success of the XP23829 product (the “100% XP23829 PoS Case”). Based on information from management of the Company, Centerview derived the forecasted unlevered free cash flows of the Company based on both the 0% XP23829 PoS Case and 100% XP23829 PoS Case during the period beginning on June 30, 2016 and ending on December 31, 2029 and assumed that unlevered free cash flows would decline in perpetuity after December 31, 2029 at a rate of free cash flow decline of 20.0% year-over-year. The unlevered free cash flows were then discounted to present values using a range of discount rates from 9.0% to 11.0% using a mid-year convention. This range of discount rates was based on Centerview’s analysis of the Company’s weighted average cost of capital. In performing its discounted cash flow analysis, Centerview adjusted for: (i) cash balances, estimated by the Company’s management to equal approximately $156 million as of June 30, 2016; (ii) convertible debt of $115 million with respect to the 2022 Notes; and (iii) net present value of standalone tax savings from federal net operating losses, future losses and tax credits. See below in the section entitled “Item 4. The Solicitation or Recommendation—Certain Company Forecasts.”

This analysis resulted in the following implied per Share equity value ranges for the Company’s shares:

Case	Implied Per Share Price Range
0% XP23829 PoS Case	$5.30 – $6.10
100% XP23829 PoS Case	$7.20 – $8.15

Centerview then compared the results of the above analysis to the Offer Price of $7.03 per Share to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement. Centerview noted that the Offer Price of $7.03 per Share fell between the high end of the range based on the 0% XP23829 PoS Case and the low end of the range based 100% XP23829 PoS Case.

Other Considerations

Centerview noted for the Board certain additional factors solely for informational purposes, including, among other things, the following:

•	Historical closing trading prices of the Common Stock during the 52-week period ended May 20, 2016 (the last trading day before the public announcement of the Transactions), which reflected low and high stock closing prices for the Company during such period of approximately $3.35 to $7.86 per Share.

•	Stock price targets for the Company’s common stock in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for the Company ranging from $4.00 to $10.00 per Share.

•	An analysis of premiums paid in the selected transactions involving commercial-stage biopharmaceutical companies, as set forth above under the heading “Item 4. The Solicitation or Recommendation—Summary of Centerview Financial Analysis—Selected Precedent Transactions Analysis,” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. The 25th percentile and 75th percentile premiums paid in the selected transactions were 11% and 58%, respectively. Centerview applied the 25th percentile and 75th percentile premiums of such transactions to the Company’s closing stock price on May 20, 2016 (the last trading day before the public announcement of the Transactions) of $4.40, which resulted in an implied price range of approximately $4.90 to $6.95 per Share.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Board or management of the Company with respect to the Offer Price or as to whether the Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, Centerview has been engaged to provide financial advisory services to the Company, but Centerview has not received compensation from the Company during such period. In the past two years, Centerview has not been engaged to provide financial advisory services to Parent or Acquisition Sub or KKR & Co. L.P. (“KKR”), which through affiliated entities owns a significant ownership stake in Parent, and Centerview has not received any compensation from Parent, Acquisition Sub or KKR during such period, except that: (a) from 2012 through 2014, Centerview served as financial advisor to AB Acquisitions Holdings, a portfolio company of KKR, in connection with its sale of Alliance Boots GmbH to Walgreens, and Centerview received compensation for such services, and (b) in 2015, Centerview served as financial advisor to Big Heart Pet Brands (formerly Del Monte) (“Big Heart”), a portfolio company of KKR, in connection with the sale of Big Heart to The J. M. Smucker Company, and Centerview received compensation for such services. Centerview may provide investment banking and other services to or with respect to the Company, Parent, KKR or their respective affiliates and portfolio companies of KKR in the future, for which Centerview may receive compensation. Certain: (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons; (ii) of Centerview’s affiliates or related investment funds; and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, KKR or any of their respective affiliates and portfolio companies of KKR, or any other party that may be involved in the Transactions. In addition, Centerview Capital, L.P., an investment fund focused on the consumer sector, together with a related employee fund (collectively, “Centerview Capital Consumer”), co-invested with affiliates of KKR in Nielsen N.V. (“Nielsen”) and Big Heart. Centerview Capital Consumer exited the Nielsen investment in 2014 and the Big Heart investment in 2015. Certain founding partners of Centerview Partners LLC are partners (either directly or indirectly) in the ultimate general partner and the manager of Centerview Capital Consumer, and serve on Centerview Capital Consumer’s investment committee. Centerview Partners LLC provides certain back office support to Centerview Capital Consumer.

The Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Board, the Company has agreed to pay Centerview an aggregate fee of approximately $9,342,000, $1,000,000 of which is payable upon the rendering of Centerview’s opinion and the balance of which is payable contingent upon consummation of the Transactions. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Certain Company Forecasts

The Company does not, as a matter of course, publicly disclose forecasts or projections as to future performance, earnings or other results due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company has in the past provided annual guidance with respect to HORIZANT® net product sales, net cash usage, research and development expenses and selling, general and administrative expenses and has from time to time provided updates to such guidance in connection with its quarterly financial reporting. The Company’s management also regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years. In connection with the Company’s strategic planning process, the Company’s management prepared non-public internal financial projections regarding the Company’s anticipated future operations for the fiscal years 2016 through 2029 (the “Forecasts”). The Forecasts were provided to the Board in May 2016 for purposes of considering and evaluating Parent’s and Party B’s acquisition proposals and to Centerview in connection with the rendering of its opinion to the Board and in performing its related financial analyses, as described above under the heading “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor.” The following is a summary of the Forecasts:

($ millions)

Without XP23829 (at 0% Probability of Success)(1)

(Fiscal Year Ended December 31)	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Total Revenue	$77	$95	$121	$150	$187	$218	$253	$293	$330	$222	$61	$53	$34	$29
Total Revenue (Excl. Non-Cash/One-Time)(2)	$66	$89	$115	$141	$176	$212	$248	$286	$324	$216	$57	$51	$33	$28
Total R&D	(5)	(3)	(1)	(2)	(3)	(3)	(3)	(3)	(1)	(1)	(0)	(0)	(0)	(0)
Total S&M	(62)	(66)	(79)	(87)	(93)	(95)	(98)	(95)	(98)	(60)	(12)	(10)	(8)	(7)
Total G&A	(48)	(52)	(53)	(54)	(56)	(58)	(60)	(61)	(63)	(39)	(8)	(7)	(7)	(6)
Operating Income	($42)	($31)	($17)	$0	$28	$53	$85	$124	$158	$116	$39	$34	$18	$15
Net Income	($45)	($35)	($20)	($3)	$24	$50	$81	$120	$154	$73	$23	$20	$9	$8

(1)	Assumes XP23829 does not advance beyond Phase 3 clinical trials and does not achieve future milestone and royalty payments under the license, development and commercialization agreement with DRL.
(2)	Total revenue, excluding one-time milestone payments and non-cash revenue.

($ millions)

With XP23829 (at 100% Probability of Success)(1)

(Fiscal Year Ended December 31)	2016E	2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Total Revenue	$77	$95	$136	$226	$190	$223	$263	$306	$349	$272	$92	$88	$113	$72
Total Revenue (Excl. Non-Cash/One-Time)(2)	$66	$89	$115	$143	$180	$218	$257	$299	$344	$241	$88	$87	$72	$71
Total R&D	(5)	(3)	(1)	(2)	(3)	(3)	(3)	(3)	(1)	(1)	(0)	(0)	(0)	(0)
Total S&M	(62)	(66)	(79)	(87)	(93)	(95)	(98)	(95)	(98)	(60)	(12)	(10)	(8)	(7)
Total G&A	(48)	(52)	(53)	(54)	(56)	(58)	(60)	(61)	(63)	(39)	(8)	(7)	(7)	(6)
Operating Income	($42)	($31)	($2)	$76	$31	$59	$94	$137	$177	$166	$70	$70	$97	$58
Net Income	($45)	($35)	($5)	$73	$27	$55	$90	$134	$174	$106	$43	$43	$61	$36

(1)	Assumes XP23829 advances in development and achieves future milestone and royalty payments under the license, development and commercialization agreement with DRL based on management’s forecasts.
(2)	Total revenue, excluding one-time milestone payments and non-cash revenue.

In addition, representatives of Centerview calculated, from the Forecasts, unlevered free cash flow (“Unlevered FCF”) for use in certain of its financial analyses, which is set forth below:

($ millions)

Without XP23829 (at 0% Probability of Success)(1)

(Fiscal Year Ended December 31)	2016E		2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Unlevered FCF(2)	($43	)/($20)(3)	($27)	($6)	$11	$30	$47	$68	$93	$116	$88	$35	$24	$13	$11

(1)	Assumes XP23829 does not advance beyond Phase 3 clinical trials and does not achieve future milestone and royalty payments under the license, development and commercialization agreement with DRL.

(2)	Unlevered FCF, as presented above, is a non-GAAP financial measure. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Unlevered FCF is calculated as net operating profit after tax, plus depreciation and amortization and stock-based compensation, less changes in working capital, capital expenditures and other non-cash items.

(3)	($43) million represents the full-year figure; ($20) million represents the figure used in Centerview’s discounted cashed flow analysis, which is the Company’s Unlevered FCF for July 1, 2016 through December 31, 2016.

($ millions)

With XP23829 (at 100% Probability of Success)(1)

(Fiscal Year Ended December 31)	2016E		2017E	2018E	2019E	2020E	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E
Unlevered FCF(2)	($43	)/($20)(3)	($27)	$9	$61	$32	$51	$74	$102	$128	$121	$55	$47	$65	$39

(1)	Assumes XP23829 advances in development and achieves future milestone and royalty payments under the license, development and commercialization agreement with DRL based on management’s forecasts.

(2)	Unlevered FCF, as presented above, is a non-GAAP financial measure. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by the Company may not be comparable to similarly titled amounts used by other companies. Unlevered FCF is calculated as net operating profit after tax, plus depreciation and amortization and stock-based compensation, less changes in working capital, capital expenditures and other non-cash items.

(3)	($43) million represents the full-year figure; ($20) million represents the figure used in Centerview’s discounted cashed flow analysis, which is the Company’s Unlevered FCF for July 1, 2016 through December 31, 2016.

The portion of the Forecasts described above relating to expenses for 2016, 2017 and 2018 were provided to Parent in connection with Parent’s due diligence investigation of the Company.

Certain of the financial measures used in the Forecasts are non-GAAP financial measures. The Company’s management included such measures in the Forecasts because management believed that such measures may be useful in evaluating, on a prospective basis, the Company’s and the Surviving Corporation’s potential operating performance and cash flow. A material limitation associated with the use of the above non-GAAP financial measures is that they have no standardized measurement prescribed by GAAP and may not be comparable with similar non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP.

Additional Information Concerning the Forecasts

The summary of the Forecasts is included in this Schedule 14D-9 solely to give the Company’s stockholders access to information that was made available to the Board and Centerview and, with respect to the portion of the Forecasts described above, Parent, and is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender Shares in the Offer or for any other purpose. The inclusion of this information should not be regarded as an indication that the Board, its advisors or any other person considered, or now considers, it to be material or to be a reliable prediction of actual future results, and should not be relied upon as such. The Forecasts were not developed with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial data or published guidelines of the SEC regarding forward-looking statements or GAAP.

The Company’s independent registered public accounting firm did not compile, examine or perform any procedures with respect to the Forecasts, and has not expressed any opinion or given any other form of assurance on such information or its achievability, and assumes no responsibility for the information contained in the Forecasts. The Ernst & Young LLP reports included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 relate solely to the historical financial information of the Company and to an assessment of the Company’s internal controls over financial reporting. Such reports do not extend to the Forecasts and should not be read to do so.

The assumptions and estimates underlying the Forecasts, all of which are difficult to predict and many of which are beyond the control of the Company, may not be realized. There can be no assurance that the Forecasts will be realized, or that the underlying assumptions were correct. Actual results likely will differ, and may differ materially, from those reflected in the Forecasts, whether or not the Offer and the Merger are completed. Neither the Company nor any of its affiliates assumes any responsibility to holders of Shares for the accuracy of this information.

In particular, the Forecasts, while presented with numerical specificity, necessarily were based on numerous variables and assumptions that are inherently uncertain. Since the Forecasts cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and results in the Forecasts not being achieved include, but are not limited to, the risk factors described in the Company’s SEC filings, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 and its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, and described under the section below entitled “Forward-Looking Statements.” The Forecasts also reflect assumptions as to certain business decisions that are subject to change and are susceptible to multiple interpretations and periodic revisions based on actual results, revised prospects for the Company’s business, changes in general business or economic conditions, or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Forecasts were prepared. The information set forth in the Forecasts is not fact and should not be relied upon as being necessarily indicative of actual future results.

No one has made or makes any representation to any stockholder or anyone else regarding, nor assumes any responsibility for the validity, reasonableness, accuracy or completeness of, the information included in the Forecasts set forth above. The Forecasts summarized in this section were prepared prior to the execution of the Merger Agreement and have not been updated to reflect any changes after the date they were prepared. The Company has made no representation to Parent or its affiliates in the Merger Agreement or otherwise, concerning the Forecasts. Readers of this document are cautioned not to rely on the Forecasts. The Company does not intend to update or otherwise revise the Forecasts, even in the short term, to reflect circumstances existing after the date when made or to reflect the occurrence of future events, including the consummation of the Offer and the Merger. Further, the Forecasts do not take into account the effect of any failure of the consummation of the Offer or the Merger to occur.

In light of the foregoing factors and the uncertainties inherent in the Forecasts, readers of this Schedule 14D-9 are cautioned not to place undue, if any, reliance on the Forecasts.

Intent to Tender

To the knowledge of the Company, each executive officer and director of the Company currently intends to tender all of their Shares into the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

The Board retained Centerview as its financial advisor in connection with the Transactions and, in connection with such engagement, Centerview provided to the Board Centerview’s opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto and incorporated herein by reference. The Board selected Centerview as its financial advisor due to its familiarity with the Company, as well as its reputation, capabilities and substantial experience in transactions of this nature.

In connection with Centerview’s services as the Board’s financial advisor, the Company has agreed to pay Centerview an aggregate transaction fee currently estimated to be approximately $9,342,000 million, of which $8,342,000 is contingent upon consummation of the Offer. In addition, the Company has agreed to reimburse Centerview for its reasonable expenses and to indemnify Centerview and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of its engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the Company’s security holders on its behalf concerning the Offer, the Merger or any other matter.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Richard Kim	May 13, 2016	7,615	$3.46	Shares acquired through the Company’s Employee Stock Purchase Plan
Vincent Angotti	May 13, 2016	1,960	$3.46	Shares acquired through the Company’s Employee Stock Purchase Plan
William Harris	May 13, 2016	1,013	$3.46	Shares acquired through the Company’s Employee Stock Purchase Plan
Cathy Friedman	May 17, 2016	5,000	n/a	Shares issued upon the vesting of restricted stock units(1)
Cathy Friedman	May 17, 2016	15,000	$4.35	Non-employee stock option grant(2)
Cathy Friedman	May 17, 2016	5,000	n/a	Non-employee restricted stock unit award(3)
Dennis Fenton	May 17, 2016	5,000	n/a	Shares issued upon the vesting of restricted stock units(1)
Dennis Fenton	May 17, 2016	15,000	$4.35	Non-employee stock option grant(2)
Dennis Fenton	May 17, 2016	5,000	n/a	Non-employee restricted stock unit award(3)
John Gordon Freund	May 17, 2016	5,000	n/a	Shares issued upon the vesting of restricted stock units(1)
John Gordon Freund	May 17, 2016	15,000	$4.35	Non-employee stock option grant(2)
John Gordon Freund	May 17, 2016	5,000	n/a	Non-employee restricted stock unit award(3)
Jeryl Hilleman	May 17, 2016	5,000	n/a	Shares issued upon the vesting of restricted stock units(1)
Jeryl Hilleman	May 17, 2016	15,000	$4.35	Non-employee stock option grant(2)
Jeryl Hilleman	May 17, 2016	5,000	n/a	Non-employee restricted stock unit award(3)
William Rieflin	May 17, 2016	5,000	n/a	Shares issued upon the vesting of restricted stock units(1)
William Rieflin	May 17, 2016	15,000	$4.35	Non-employee stock option grant(2)
William Rieflin	May 17, 2016	5,000	n/a	Non-employee restricted stock unit award(3)
Wendall Wierenga	May 17, 2016	5,000	n/a	Shares issued upon the vesting of restricted stock units(1)
Wendall Wierenga	May 17, 2016	15,000	$4.35	Non-employee stock option grant(2)
Wendall Wierenga	May 17, 2016	5,000	n/a	Non-employee restricted stock unit award(3)
Vincent Angotti	June 1, 2016	3,902	n/a	Shares issued upon the vesting of restricted stock units (4)
Gregory Bates	June 1, 2016	3,121	n/a	Shares issued upon the vesting of restricted stock units (4)

(1)	Represents time-based restricted stock units which vest in full on the earlier of the one-year anniversary of the grant date, May 19, 2015, or the date of the next annual meeting of the Company. The annual meeting of the Company occurred on May 17, 2016.
(2)	The Shares will vest and become exercisable in a series of 12 successive equal monthly installments measured from the grant date of May 17, 2016
(3)	The restricted stock units will vest in full on the earlier of the one-year anniversary of the grant date, May 17, 2016, or the date of the next annual meeting of the Company.
(4)	The restricted stock units vest over four years from the grant date, June 1, 2012, in equal annual installments.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information to be Furnished.

The information set forth under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Compensation Arrangements Entered Into in Connection with the Transactions” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or otherwise waived appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL (“Section 262”), will be entitled to appraisal rights for the “fair value” of such Shares in accordance with Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262.

Any Company stockholders desiring to assert appraisal rights must comply precisely with the strict procedures set forth in Section 262 to demand and perfect such rights. ANY COMPANY STOCKHOLDER WISHING TO EXERCISE APPRAISAL RIGHTS IF ANY, OR PRESERVE THEIR RIGHTS TO DO SO, IF AVAILABLE, SHOULD CAREFULLY REVIEW THE FOLLOWING DISCLOSURES AND ANNEX B. FAILURE TO COMPLY TIMELY AND PRECISELY WITH THE PROCEDURES SPECIFIED HEREIN AND THEREIN WILL RESULT IN THE LOSS OF APPRAISAL RIGHTS IN CONNECTION WITH THIS TRANSACTION. MOREOVER, BECAUSE OF THE COMPLEXITY OF THE PROCEDURES FOR EXERCISING THE RIGHT TO SEEK APPRAISAL OF SHARES, THE COMPANY BELIEVES THAT, IF A STOCKHOLDER CONSIDERS EXERCISING SUCH APPRAISAL RIGHTS, SUCH STOCKHOLDER SHOULD SEEK THE ADVICE OF LEGAL COUNSEL.

Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice by the Company to its stockholders with respect to the availability of appraisal rights in connection with the Merger under Section 262.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather, will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

Under the DGCL, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time, other than Parent, Acquisition Sub or the Company, who: (i) did not validly tender such Shares in the Offer (or otherwise waive appraisal rights); (ii) follow the procedures set forth in Section 262; and (iii) do not thereafter effectively withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 are subject to strict compliance with the procedures set forth in Section 262. If you fail to timely and properly comply with the requirements of Section 262, any appraisal rights will be lost. If you elect to demand appraisal of your Shares under Section 262, you must satisfy each of the following conditions:

•	You must deliver to the Company (at the address set forth below) a written demand for appraisal of your Shares by the later of: (i) the consummation of the Offer, which we anticipate will be 12:00 midnight (one minute after 11:59 p.m.), New York City time, on July 1, 2016, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement; and (ii) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was June 6, 2016). The demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	You must not tender your Shares in the Offer (or otherwise waive your appraisal rights); and

•	You must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights you have with respect to such Shares will be lost if your Shares are transferred prior to the Effective Time.

If you fail to comply with these conditions, you will lose any appraisal rights with respect to your Shares that may be available and, when the Merger is consummated, you will receive payment for your Shares as provided for in the Merger Agreement. Only a holder of record of Shares, or a person duly authorized and explicitly purporting to act on that stockholder’s behalf, is entitled to assert any appraisal rights for the Shares registered in that stockholder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record of the Company, fully and correctly, as such stockholder’s name appears on the stockholder’s stock certificates, if any, or on the books and records of the Company, and must state that such person intends thereby to demand appraisal of their Shares in connection with the Merger. The demand for appraisal cannot be made by the beneficial owner of the Shares if he or she is not also the record holder for such Shares. In the event that the beneficial owner of the Shares does not also hold those Shares of record, the beneficial owner must have the record owner, such as a bank, broker, or other nominee, submit the required demand for appraisal in respect of those Shares in order for such demand to be valid. IF YOU HOLD YOUR SHARES THROUGH A BANK, BROKERAGE FIRM, FIDUCIARY (SUCH AS A TRUSTEE, GUARDIAN OR CUSTODIAN) OR OTHER NOMINEE AND YOU WISH TO DEMAND APPRAISAL

RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKER OR OTHER NOMINEE TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE MAKING OF A DEMAND FOR APPRAISAL BY THE NOMINEE. The address for delivery of demand for appraisal is:

XenoPort, Inc.

2000 Seaport Boulevard, Suite 300

Redwood City, California 94063

(408) 616-7200

Attention: General Counsel

If the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. A person having a beneficial interest in the Shares held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner. If a stockholder holds Shares through a broker who in turn holds the Shares through a central securities depositary nominee, such as The Depository Trust Company, a demand for appraisal of such Shares must be made by or on behalf of the depositary nominee and must identify the depositary nominee as the holder of record. A stockholder of record who holds Shares as nominee for a beneficial owner may exercise appraisal rights with respect to the securities held for one or more beneficial owners while not exercising such rights for other beneficial owners. In addition, any stockholder of record who holds Shares for her, his or its own account or for one beneficial owner, may demand appraisal for less than all of such Shares. In each case, the written demand must set forth the number of Shares as to which demand for appraisal is made. Where no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares standing in the name of the record owner.

Within 10 days after the Effective Time, the Company will give notice of the date that the Merger has become effective to each of the stockholders who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262. At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and accept payment for such stockholder’s Shares as provided for in the Merger Agreement by delivering to the Company a written withdrawal of the demand for appraisal, in which case the Shares owned by such stockholder shall be deemed, as of the Effective Time, to have been converted into the right to receive the Offer Price. After this 60-day period, a dissenting stockholder may withdraw the stockholder’s demand for appraisal only with the written consent of the Company and, if an appraisal proceeding has been commenced, the approval of the Delaware Court of Chancery. If an appraisal proceeding has been commenced and the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the Offer Price.

If Company stockholders intend to seek to assert appraisal rights in connection with the Merger with respect to the Shares they hold of record, then within 120 days after the Effective Time, but not thereafter, the Company (or any successor thereto) or any stockholder who has complied with the requirements of Section 262 may commence an appraisal proceeding by filing a petition with the Delaware Court of Chancery, with a copy served on the Company (or any successor thereto) in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by the stockholders, if any, who are entitled to appraisal rights. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares entitled to appraisal rights held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to the Shares beneficially owned by such person and as to which appraisal rights have been properly perfected. Company stockholders seeking to assert and exercise appraisal rights should not assume that the Company (or any successor thereto) will file a petition with respect to the appraisal of the value of her, his or its Shares or that the Company will initiate any negotiations with respect to the “fair value” of such Shares. Neither the Company (nor any successor thereto) is under any obligation to, and has no present intention to, file a petition with respect to the appraisal of the Shares that are entitled to appraisal rights. Accordingly, it is the obligation of each stockholder who has complied with the requirements of Section 262 to initiate all necessary action to perfect such stockholder’s appraisal rights within the time periods prescribed by Section 262. The failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previous written demand for appraisal.

Within 120 days after the Effective Time, any stockholder who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company, as the surviving entity in the Merger (or any successor thereto), a statement setting forth the aggregate number of Shares not validly tendered in the Offer and with respect to which demands for appraisal have been timely received and the aggregate number of holders of those Shares. Such written statements must be mailed to the stockholder within 10 days after a written request by such stockholder for the information has been received by the Company (or any successor thereto), or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later. A beneficial owner of Shares entitled to appraisal rights held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s name, request from the Company the statement described in the foregoing.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery and a copy served upon the Company (or any successor thereto), as the surviving corporation in the Merger, the Company (or any successor thereto) will then be obligated within 20 days of service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all the stockholders who have demanded appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Company (or any successor thereto). After notice to the stockholders by the Register in Chancery, as required under Section 262, the Delaware Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Company (or any successor thereto) and to the stockholders shown on the duly verified list at the address therein stated. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs relating to these notices will be borne by the Company (or any successor thereto).

If a hearing on the petition is held, the Delaware Court of Chancery is empowered to determine which dissenting stockholders have complied with the provisions of Section 262 and are entitled to an appraisal of their Shares. The Delaware Court of Chancery may require that dissenting stockholders submit their share certificates, if any, for notation thereon of the pendency of the appraisal proceedings. The Delaware Court of Chancery is empowered to dismiss the proceedings as to any dissenting stockholder who does not comply with such requirement. Accordingly, dissenting stockholders are cautioned to retain their share certificates, if any, pending resolution of the appraisal proceedings.

In determining the “fair value” of the Shares, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., decided February 1, 1983, the Delaware Supreme Court set forth the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to “the speculative elements of value arising from such accomplishment or expectation.” In Weinberger, the Delaware Supreme Court held that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” Stockholders considering seeking appraisal should bear in mind that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the consideration they would receive if they did not seek appraisal of their shares and that investment banking opinions as to fairness from a financial point of view are not necessarily opinions as to fair value under Section 262. Although the Company believes the consideration to be received by stockholders in the Offer and the Merger is fair, it makes no representation as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and it reserves the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Company common stock is less than the consideration to be received by stockholders pursuant to the Offer or Merger.

When the fair value is so determined, with respect to Shares deemed entitled to such a determination, if any, the Delaware Court of Chancery shall direct the payment in cash of the fair value of such Shares, together with interest, if any, to the dissenting stockholders entitled thereto, upon the surrender to the Company by such dissenting stockholders of the certificates, if any, representing such Shares. Unless the Delaware Court of Chancery, in its discretion, sets a different interest rate for good cause shown, interest on an appraisal award will accrue and compound quarterly from the Effective Time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as such discount rate is established from time to time during the period between the Effective Time and the date of payment of the judgment. The cost of the appraisal proceeding (which includes attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed against the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorney’s fees and the fees and expenses of experts, be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such a determination or assessment, each stockholder seeking appraisal bears her, his or its attorney’s and expert witness expenses. Dissenting stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court of Chancery will be dismissed as to any dissenting stockholder without the approval of the Delaware Court of Chancery, and this approval may be conditioned upon terms which the Delaware Court of Chancery deems just.

Any stockholder who has duly demanded an appraisal in compliance with Section 262 will not, after the Effective Time, be entitled to vote the Shares subject to such demand for any purpose or be entitled to receive the payment of dividends or other distributions in respect of those Shares (other than those payable to stockholders of record as of a date prior to the Effective Time).

Any stockholder who demands appraisal of her, his or its Shares under Section 262 and who fails to perfect or effectively withdraws, waives or loses the right to appraisal shall have such Shares deemed to have been converted into the right to receive the Offer Price as of the Effective Time.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

Delaware Anti-Takeover Statute

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The Board has approved the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger) with the specific intent of rendering inapplicable thereto the restrictions on business combinations and voting requirements contained in Section 203 and any other state takeover law that may purport to be applicable, which causes such acts and transactions to not be subject to the restrictions of Section 203.

Many other states also have adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Regulatory Approvals

U.S. Antitrust Laws

Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the “HSR Act”) applicable to the Offer, the acquisition of Shares pursuant to the Offer may be completed following the expiration of a 15-day waiting period following the filing by Parent of its Premerger Notification and Report Form with respect to the Offer, unless Parent receives a Request For Additional Information and Documentary Material from the U.S. Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission (the “FTC”) or unless early termination of the waiting period is granted. If, within the initial 15-day waiting period, either the Antitrust Division or the FTC issues a Request For Additional Information and Documentary Material concerning the Offer, the HSR waiting period will be extended.

Complying with a Request For Additional Information and Documentary Material requires a significant amount of time. At any time before or after Parent’s acquisition of Shares pursuant to the Offer, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or seeking divestiture of the Shares so acquired or divestiture of substantial assets of Parent’s or the Company or their respective subsidiaries. State attorneys general may also bring legal action under both state and federal antitrust laws, as applicable. Private parties may also bring legal actions under the antitrust laws of the United States under certain circumstances. The Company does not believe that the consummation of the Offer will result in a violation of any applicable antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made, or if such a challenge is made, what the result would be.

Under the HSR Act, each of Parent and the Company is required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. On May 31, 2016, Parent and the Company filed the Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer.

Stockholder Approval of the Merger Not Required

Because the Merger will be effected under Section 251(h) of the DGCL, if the requirements of Section 251(h) of the DGCL are satisfied, no vote or consent of the Company stockholders will be necessary to effect the Merger.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 and the Quarterly Report on Form 10-Q for the three months ended March 31, 2016.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein contains “forward-looking” statements. Any statements contained in this Schedule 14D-9 that are not statements of historical fact may be deemed to be forward-looking statements. Words such as “believe,” “could,” “intend,” “may,” “plans,” “potential,” “will” and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the Company’s current expectations. Forward-looking statements involve risks and uncertainties. The Company’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the Merger Agreement, the possibility of any termination of the Merger Agreement, and the parties’ ability to obtain regulatory approval in a timely manner. These and other risk factors are discussed under the heading “Risk Factors” in the Company’s SEC filings and reports, including in its Quarterly Report on Form 10-Q for the quarter ended March 31, 2016, filed with the SEC on May 5, 2016. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Item 9.	Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated June 6, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Parent, Arbor and Acquisition Sub on June 6, 2016 (the “Schedule TO”).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter from Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(E)	Joint Press Release issued by Parent and the Company dated May 23, 2016 (incorporated by reference to Exhibit 99.1 to Company’s Form 8-K filed May 23, 2016).

(a)(1)(F)	Summary Advertisement as published in the New York Times on June 6, 2016 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Opinion of Centerview Partners LLC dated May 21, 2016 (incorporated by reference to Annex A attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of May 21, 2016, by and among the Company, Parent and Acquisition Sub (incorporated by reference to Exhibit 2.1 to Company’s Current Report on Form 8-K filed May 23, 2016).

(e)(2)	Mutual Confidentiality Agreement, dated as of April 1, 2016, between the Company and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

XenoPort, Inc.

Dated: June 6, 2016	By:	/s/ William G. Harris
	Name:	William G. Harris
	Title:	Senior Vice President of Finance and Chief Financial Officer

ANNEX A

OPINION OF CENTERVIEW PARTNERS LLC

[Letterhead of Centerview Partners LLC]

Centerview Partners LLC 31 West 52nd Street New York, NY 10019 May 21, 2016

The Board of Directors

XenoPort, Inc.

2000 Seaport Boulevard

Redwood City, CA 94063

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.001 per share (the “Shares”) (other than Excluded Shares, as defined below), of XenoPort, Inc. a Delaware corporation (the “Company”), of the $7.03 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among Arbor Pharmaceuticals, LLC, a Delaware limited liability company (“Parent”), AP Acquisition Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Agreement provides (i) for Merger Sub to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $7.03 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, following completion of the Tender Offer, Merger Sub will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares that are then held by the Company or held in the Company’s treasury, and all Shares then held by Parent, Merger Sub or any other wholly owned Subsidiary (as defined in the Agreement) of Parent and (ii) Shares that are owned by stockholders who have perfected and not withdrawn a demand for, or lost their right to, appraisal pursuant to Section 262 of the Delaware General Corporation Law with respect to such Shares (the shares referred to in clauses (i) and (ii), together with any Shares held by any affiliate of the Company, Parent or Merger Sub, “Excluded Shares”)) will be converted into the right to receive $7.03 per Share net to the seller in cash, without interest (the $7.03 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, we have been engaged to provide financial advisory services to the Company, but we have not received compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory services to Parent or Merger Sub or KKR & Co. L.P. (“KKR”), which through affiliated entities owns a significant ownership stake in Parent, and we have not received any compensation from Parent, Merger Sub or KKR during such period, except that (i) from 2012 through 2014, we served as financial advisor to AB Acquisitions Holdings, a portfolio company of KKR, in connection with its sale of Alliance Boots GmbH to Walgreens, and we received compensation for such services, and (ii) in 2015, we served as financial advisor to Big Heart Pet Brands (formerly Del Monte) (“Big Heart”), a portfolio company of KKR, in connection with the sale of Big Heart to The J. M. Smucker Company, and we received compensation for such services. We may provide investment banking and other services to or with respect to the Company, Parent, KKR or their respective affiliates and portfolio companies of KKR in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, KKR or any of their respective affiliates and portfolio companies of KKR, or any other party that may be involved in the Transaction. We also note that Centerview Capital, L.P., an investment fund focused on the consumer sector, together with a related employee fund (collectively, “Centerview Capital Consumer”), co-invested with affiliates of KKR in Nielsen N.V. (“Nielsen”) and Big Heart. Centerview Capital Consumer exited the Nielsen investment in 2014 and the Big Heart investment in 2015. Certain founding partners of Centerview Partners LLC are partners (either directly or indirectly) in the ultimate general partner and the manager of Centerview Capital Consumer, and serve on Centerview Capital Consumer’s investment committee. Centerview Partners LLC provides certain back office support to Centerview Capital Consumer.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated May 20, 2016 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2015, December 31, 2014 and December 31, 2013; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate. During the course of our engagement, at your request, we solicited expressions of interest from a number of potential acquirors of the Company, and we have considered the results of such solicitation in rendering our opinion herein.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares (other than Excluded Shares) pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to

§ 251(h) of this title, later than the later of the consummation of the tender or exchange offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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